May 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Merger & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Nicholas P. Panos

Re:	AmTrust Financial Services, Inc.
DFAN14A soliciting material filed on Schedule 14A pursuant to Rule 14a-12
Filed on May 21, 2018 by Barberry Corp. et al.
File No. 001-33143

Dear Mr. Panos:

This letter sets forth the response of Carl C. Icahn, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital L.P., Icahn Onshore LP, Icahn Offshore LP, Beckton Corp., High River Limited Partnership, Hopper Investments LLC And Barberry Corp. (collectively, the “Icahn Participants”) to the comment letter, dated May 22, 2018 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to the Icahn Participants’ soliciting materials filed on Schedule 14A (as amended and supplemented, the “Soliciting Materials”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 21, 2018.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

* * * *

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

May 24, 2018

DFAN14A filings made on May 21, 2018

1.	Members of Karfunkel-Zyskind family have publicly stated that they do not intend to sell any portion of their ownership stake in AmTrust and have also communicated their position to AmTrust’s special committee on numerous occasions. To ascertain whether compliance with Rule 14a-9, and, in particular, Note b. thereto, has been effectuated by the Icahn Participants, please provide us with the factual foundation for the following assertions:

•	“The Company and the families have manipulated the record date…”;

•	“…the shareholder vote is inherently unfair…”; and

•	“The Zyskind/Karfunkel going-private transaction undervalues the Company…”

The Company and the families have manipulated the record date.

In March 2018, AmTrust Financial Services, Inc. (the “Company”) established a record date of April 5, 2018, but did not publicly disclose the record date.  At no time on or before April 5, 2018 did the Company publicly disclose the record date.  On April 9, 2018, the Company filed its preliminary proxy statement, but did not disclose the record date.  On May 4, 2018, the Company filed its definitive proxy statement and finally disclosed that the record date was April 5, 2018. The disclosure lagged the event by a full month.

The Icahn Participants believe that by choosing not to publicly disclose the record date until more than one month after it was first established and more than one month after the actual record date of April 5, 2018, the Company and the family managed the record date, the meeting date and the disclosure of such dates in a manner designed to ensure that the fewest number of recent purchasers of the Company’s shares would be able to vote at the June 4, 2018 Special Meeting. In this way, the Icahn Participants believe the disclosure of the record date was manipulated. The Icahn Participants attribute this decision to both the Company and the family because Barry Zyskind is Chairman and CEO of the Company, and George Karfunkel and Leah Karfunkel are members of the Board of Directors of the Company.

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

May 24, 2018

The shareholder vote is inherently unfair.

Based on data retrieved from Bloomberg, approximately 25 million shares traded (the “April Purchasers”) between the record date of April 5, 2018 and the public disclosure of the record date on May 4, 2018, however none of the April Purchasers will be able to vote their shares at the June meeting.  Yet, because (1) the record date had not been disclosed prior to May 4, 2018, (2) the Company disclosed that the transaction is scheduled to close in the second half of 2018 and therefore there was no imminent rush to hold a shareholder meeting and (3) the transaction is conditioned on obtaining numerous insurance and antitrust regulatory approvals most of which the Company has not disclosed have been obtained, the Icahn Participants believe it would be reasonable for the April Purchasers to assume that they would be able to vote their shares.  The fact that the April Purchasers will not be able to vote their shares, the Icahn Participants believe is inherently unfair.

Zyskind/Karfunkel going-private transaction undervalues the Company.

The proposed offer price of $13.50 per share equates to a price to equity book value per share (“P/BVPS”) ratio of 0.93x based on AmTrust’s March 31, 2018 book value per share of $14.48. This compares to AmTrust’s own three, five and ten year average P/BVPS ratio of 1.64x, 1.84x and 1.72x, respectively (based on the average of monthly price to equity book value per share data per Bloomberg). The Icahn Participants believe that several events that occurred beginning in 2016 and accelerated through 2017 have pressured AmTrust’s stock price to a point where it is significantly undervalued in the public market, and $13.50 per share does not properly reflect the true value of AmTrust’s common stock. If one were to apply AmTrust’s ten year average P/BVPS multiple of 1.72x to AmTrust’s most recent March 31, 2018 book value per share, AmTrust’s common stock should be worth $24.91 per share.

In addition, an analysis of AmTrust’s price to earnings multiple (“P/E”) ratio results in a similar conclusion. AmTrust management has disclosed in several public filings their goal is to produce a return on equity of 12% to 15% over the long term. Applying the average (13.5%) to AmTrust’s March 31, 2018 book value per share of $14.48, the resulting earnings per share of the company would be $1.95. Based upon AmTrust’s five and ten year average forward P/E ratios of 9.7x and 8.7x, respectively (based on the average of price to earnings multiple data per Bloomberg), AmTrust’s common stock should be worth between $16.97 and $18.92 per share.

2.	Arca issued a press release on May 21, 2018 announcing that it "plans to work with [you]" in opposing AmTrust's proposed going private transaction. To the extent any steps have been taken to act in concert with Arca or other stockholders in connection with the proposed proxy solicitation, such coordination and collaboration could be subject to federal regulation. Please advise us, with a view toward revised disclosure, whether or not Arca and any other shareholders should be identified as participants, within the meaning of Instruction 3 to Item 4 of Schedule 14A, in the proposed solicitation and/or identified on your Schedule 13D as a member of a group. Refer to Section 13(d)(3) of the Exchange Act and Rule 13d-1(k)(2).

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos

May 24, 2018

Neither Arca nor any other shareholder should be identified as a participant in the Icahn Participant’s proposed solicitation (the “Proposed Solicitation”) as determined under Instruction 3 to Item 4 of Schedule 14A. In connection with the Proposed Solicitation, Arca (1) is not a member of any committee or group which solicits proxies, and is not acting alone or with one or more other persons, directly or indirectly, in taking the initiative, or engaging, organizing, directing, or arranging for the financing of, any such committee or group; (2) has not financed or joined with another to finance the solicitation of proxies; (3) has not lent money or furnished credit or entered into any other arrangements, pursuant to any contract or understanding with any Icahn Participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any such Icahn Participant or other persons, in support of or in opposition to a participant; and (4) is not soliciting proxies. The Arca press release does not meet the definition of a “solicitation” set forth in Rule 14a-1(a)(1) as it is not a request for a proxy, a request to execute or not to execute, or to revoke, a proxy, or the furnishing of a form of proxy.

Neither Arca nor any other shareholder should be identified as a member of a group with the Icahn Participants within the meaning of Section 13(d)(3) of the Exchange Act. The Icahn Participants are not acting in concert with Arca, and the Icahn Participants and Arca have not acted as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of the Company’s securities. As such, there is no “group filing obligation” within the meaning of Rule 13d-1(k)(2).

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 702-4382.

Sincerely,

/s/ Andrew Langham, Icahn Enterprises L.P.